

December 8, 2011

<u>Via E-mail</u>
Chuan-Tao Zheng
President and Chief Executive Officer
Toda International Holdings Inc.
c/o Dalian TOFA New Materials Development Co, Ltd.
No. 18-2-401 Gangjing Garden,
Dandong Street, Zhongshan District
Dalian, Liaoning Province 116001
People's Republic of China

   Re: Toda International Holdings Inc.
     Amendment No. 5 to Form 8-K
     Filed November 7, 2011
     File No. 000-52346

Dear Mr. Zheng:

  We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 5 to Form 8-K filed November 7, 2011</u>

<u>Description of Our Industry, page 8</u>

1. We reissue comment one of our letter dated October 24, 2011. Please provide the basis for the projections on pages 21 and 22 or remove. We again direct your attention to Item 10(b) of Regulation S-K for the Commission's policy on projections. Please revise the disclosure accordingly

Exhibits

2. Article 12.14 to Exhibits 10.26 and 10.30 refers to a supplemental agreement and contract under it that is attached to these agreements. Please file Exhibits 10.26 and 10.30 in their entirety.

3. We note your removal of the reference to "appendix I" in Exhibits 10.28 and 10.32. Please advise us whether or not this Exhibit has been filed as executed. We may have further comment. We note your response regarding Exhibits 10.26 and 10.30. Please revise these Exhibits to direct the reader to where the missing exhibits, schedules and attachments can be found.

4. We note the additional related party agreements filed as exhibits. Exhibit 10.49 appears to be an application rather than a loan agreement, as stated in the exhibit index. Please revise to file the loan agreement document.

You may contact Blaise Rhodes at (202) 551-3774 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director